                                                                File No. 70-9133

    As filed with the Securities and Exchange Commission on March 12, 1998.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 1
                            TO FORM U-1 APPLICATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       ---------------------------------

                   (Names of companies filing this statement
                 and addresses of principal executive offices)

                               Ameren Corporation
                             Union Electric Company
                            Ameren Services Company
                     Union Electric Development Corporation
                              1901 Chouteau Avenue
                              St. Louis, Mo. 63103

                    Central Illinois Public Service Company
                           CIPSCO Investment Company
                                 607 East Adams
                             Springfield, Il. 62739

                          Electric Energy Incorporated
                               2100 Portland Road
                                Joppa, Il. 62953

                    (Name of top registered holding company)
                               Ameren Corporation

                  (Names and addresses of agents for service)
     The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

William J. Niehoff                       William J. Harmon
Ameren Services Company                  Jones, Day, Reavis & Pogue
1901 Chouteau Avenue                     77 West Wacker, Suite 3500
P.O. Box 66149, MC 1310                  Chicago, IL 60601-1692
St. Louis, MO 63166-6149

     This Amendment No. 1 to the Form U-1 Application filed October 28, 1997 (the "Original Form U-1") is being filed to make certain additions and deletions to the information provided in the Original Form U-1 and restates in its entirety the Form U-1 Application, as follows.

Item 1.   Description of Proposed Transaction
          -----------------------------------

A. General
   -------

     Under the Agreement and Plan of Merger executed by CIPSCO Incorporated ("CIPSCO") and Union Electric Company ("UE") on August 11, 1995 (the "Merger Agreement"), CIPSCO and UE organized a new Missouri corporation, Ameren Corporation ("Ameren"), to serve as a result of the mergers provided for therein (the "Transaction") as the holding company for Central Illinois Public Service Company ("CIPS") and UE, as well as for CIPSCO Investment Company ("CIC"). The Transaction was effective December 31, 1997. Consequently, Ameren owns the common stock of two combination public utility subsidiaries, UE and CIPS, as well as the common stock of CIC. UE will continue to own 40% of Electric Energy Incorporated ("EEI"), an electric public utility, and the common stock of Union Electric Development Corporation ("UEDC"), which is primarily engaged in non-utility businesses. CIPS will continue to own 20% of the common stock of EEI, and CIC will continue to own the capital stock of those subsidiaries engaged in the unregulated non-utility investment business of CIPSCO. EEI has become an affiliate and subsidiary of Ameren. In addition, Ameren owns the stock of Ameren Services Company.

     Ameren previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission ("Commission") requesting authorization under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended, ("Act") to consummate the Transaction described above in File No. 70-8945, ("Merger U-1"). Ameren has registered as a holding company under the Act. Each of the entities that will be directly and indirectly owned subsidiaries (as defined in the Act) of Ameren upon consummation of the transactions described in the Merger U-1, is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries". The terms "Subsidiary" and "Subsidiaries" shall also include entities that become subsidiaries of Ameren after the consummation of the Transaction. UE, CIPS and EEI are referred to as "Utility Subsidiaries". Other Subsidiaries will be referred to as "Non-Utility Subsidiaries".

     In order to ensure that Ameren and its Subsidiaries ("Applicants") are able to meet their capital requirements upon registration, the Applicants are hereby requesting authorization for financing transactions for the period beginning with the effective date of the order approving this Application and continuing for a period through February 27, 2003 ("Authorization Period").

B.   Description of the Parties to the Transaction
     ---------------------------------------------

     Ameren Corporation is a registered holding company that owns the stock of Ameren Services Company, UE, CIPS, CIC, and UEDC. Through UE and CIPS, Ameren owns 60% of the stock of EEI. Ameren Services Company will be a mutual service company providing services to the holding company system. UE is a Missouri corporation also authorized to do business in Illinois and is a public utility company. The principal business of UE is to provide electric energy and natural gas services to customers in a 24,500 square mile area of Missouri and Illinois. CIPS is an Illinois corporation that supplies electricity and natural gas services in a 20,000 square mile territory in Illinois. CIPS is a public utility. CIC manages non-utility investments and has four first-tier subsidiaries. UEDC owns energy-related and civic investments in the UE service area. EEI was formed in the 1950's and provides electric energy to a United States Department of Energy uranium enrichment plant near Paducah, Kentucky. CIPSCO did not survive in the Transaction. A description of each of these entities is set forth in the Merger U-1, which is incorporated herein by reference.

C.   Overview of Financing Request
     -----------------------------

     The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period.

     The approval of this Application will permit Ameren to efficiently and effectively carry on its business activities and will provide benefits to both customers and shareholders. Approval is consistent with the Commission decision in New Century Energies, Release No. 35-26750 (Aug. 1, 1997); See also, Columbia Gas Systems, Release No. 35-26634 (Dec. 23, 1996); Gulf States Utilities Co., Release No. 35-26451 (Jan. 16, 1996).

     The authorization requested herein relates to (i) external issues of common stock, debt, including credit lines, and other securities by and for Ameren;
(ii) external issues of debt securities not subject to the Rule 52 exemption, including short term debt, interest rate swaps and credit lines, by and for the Utility Subsidiaries; (iii) intra-system financing among Ameren and its Non-Utility Subsidiaries not subject to the Rule 52 exemption, including the ability to issue intra-system guarantees; and (iv) the ability of the Subsidiaries to alter their capital stock in order to engage in financing with their parent company.

     Ameren represents that at no time will any securities be issued hereunder if after such issuance the consolidated common equity ratio of the Ameren system would be below 30 per cent.

     The total financing for which approval is sought (other than guarantees and interest rate swaps) is summarized below:

------------------------------------------------------------------
Dollars in               Consolidated   Ameren     UE    CIPS  EEI
 Millions
Common                         $  573*    $573*       0     0    0
 Stock
------------------------------------------------------------------
Short-Term
 Debt
------------------------------------------------------------------
   --CP                        $  760        0   $  575  $125  $60
------------------------------------------------------------------
   --Lines                     $  585        0   $  425  $125  $35
------------------------------------------------------------------
   --Short-                    $  300     $300        0     0    0
     Term
     Debt
(CP or Lines)
------------------------------------------------------------------
Total Debt                     $1,645     $300   $1,000  $250  $95
------------------------------------------------------------------
Total                          $2,218     $873   $1,000  $250  $95
------------------------------------------------------------------

     * The requested authority is for up to 15 million shares. The amount above is based on an assumed issuance price of $38.1875, the closing price on the NYSE on February 26, 1998.

D.   Parameters for Financing Authorization
     --------------------------------------

     This Application requests authority to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions may not be known at this time and which are not covered by Rule 52 without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions of Ameren and the Utility Subsidiaries requested to be authorized hereby.

     1. Effective Cost of Money. The effective cost of money on short term debt financings and credit lines, when issued, may not exceed 300 basis points over the six month London Interbank Offered Rate (LIBOR); the effective cost of money on preferred stock and other fixed income oriented securities, when issued, may not exceed 500 basis points over the interest rate on 30-year U.S. Treasury securities.

     2. Issuance Expenses. Issuance expenses in connection with any non-competitive offerings of securities, including any underwriting fees, commission or other similar compensation, will not exceed 5% of the principal or total amount of the securities being issued.

     3. Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general and corporate purposes, including (i) financing, in part, of capital expenditures by Ameren or its Subsidiaries, (ii) the repayment, redemption, refunding or purchase of debt and capital stock of Ameren or its Subsidiaries without the need for prior Commission approval pursuant Rule 42 or a successor rule, (iii) financing working capital requirements and capital spending of the Ameren system and (iv) other lawful general purposes.

          The consolidated estimated capital requirements budget of Ameren over the 1998-2003 period is as follows:

---------------------------------------------------------------
(Dollars in        Consolidated   Ameren/      UE    CIPS  EEI
 millions)                       Nonutility

---------------------------------------------------------------
Capital                  $1,768      $  100  $1,218  $420  $ 30
 Expenditures
---------------------------------------------------------------
Debt Retirement          $  476      $    0  $  210  $179  $ 87
---------------------------------------------------------------
Rule 58                  $  750      $  750  $    0  $  0  $  0
 investment
---------------------------------------------------------------
Working Capital          $  472      $  150  $  170  $100  $ 52
---------------------------------------------------------------
Total                    $3,466      $1,000  $1,598  $699  $169
---------------------------------------------------------------

     The Applicants represent that no financing proceeds will be used to acquire a new subsidiary unless the financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

E.   Description of Specific Types of Financings
     -------------------------------------------

     1.   Ameren External Financings
          --------------------------

     Ameren may obtain funds externally through sales of common stock and/or debt financing, including commercial paper sales and credit lines.

          a.   Common Stock

     In the Merger U-1, Ameren requested authority to issue 137,215,462 shares of common stock in exchange for all outstanding shares of UE and CIPSCO. (File No. 70-8945). Further, Ameren requested authority to issue and/or acquire up to 15 million shares of Ameren Common Stock in open market transactions over the period ending five years after the date of the Commission's approving order in that docket, for purposes of Ameren's proposed benefit and dividend reinvestment plan and certain employee benefit plans of UE, CIPS and Ameren Services that will use Ameren Common Stock. (File No. 70-8945). In a Form U-1 Declaration filed February 17, 1998 (File No. 70-9177)

(the "LTIP U-1"), Ameren sought similar authority relating to 4 million shares of Ameren Common Stock for the Ameren Corporation Long-Term Incentive Plan of 1998 ("Ameren LTIP").

     Ameren hereby requests authority to issue up to 15 million shares for general corporate purposes as described in Item 1.D. hereof other than for use in the DRIP or the benefit plans described in the Merger U-1 or the LTIP U-1.

     Common stock financings may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents or effected through competitive bidding among underwriters. In addition, sales of common stock may be made through private placements or other nonpublic offerings to one or more persons. Common stock may be sold through underwriters or dealers, through agents, directly to a limited number of purchasers or a single purchaser.

          b.   Indebtedness

     The aggregate amount of short-term debt of Ameren issued and sold or borrowed under commercial paper or credit lines established pursuant to the authorization sought by this Application to be outstanding at any time during the Authorization Period shall not exceed $300,000,000 to be used for the purposes described in Item 1.D. above.

     Ameren may sell commercial paper, from time to time, in established domestic paper markets. Such commercial paper would be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Ameren will reoffer such paper at a discount to corporate, institutional investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Subject to the aggregate $300,000,000 limitation described above, Ameren may establish credit lines of up to 100% of the amount authorized for commercial paper to back up outstanding commercial paper and may enter into credit agreements or other borrowing facilities with commercial banks, trust companies or other lenders providing for revolving credit or term loans during commitment periods not longer than the Authorization Period. The proceeds of such borrowings will be used for the purposes described in Item 1.D. above.

     2.   External Utility Subsidiary Financings
          --------------------------------------

     Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by UE and CIPS because they must be approved by the Missouri Public Service Commission ("MPSC") and the Illinois Commerce Commission ("ICC") for UE and by the ICC for CIPS. However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. All securities issued by UE and CIPS, except for securities with maturity dates of less than 12 months, are approved by the MPSC and/or the ICC. Existing short term debt of UE and CIPS has been authorized by the Federal Energy Regulatory Commission ("FERC"). Financing authority for EEI is obtained from the FERC. The authority herein sought excludes financings exempt under Rule 52. Financing obtained under this authorization will be used for general corporate purposes as described in Item 1.D. above, other working capital requirements and construction spending.

          a.   Commercial Paper

     Authority is requested for UE to issue commercial paper in the aggregate amount of $575,000,000 to be outstanding at any one time during the Authorization Period.

     Authority is requested for CIPS to issue commercial paper in the aggregate amount of $125,000,000 to be outstanding at any one time during the Authorization Period.

     Authority is requested for EEI to issue commercial paper in the aggregate amount of $60,000,000 to be outstanding at any one time during the Authorization Period.

     The Utility Subsidiaries request authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to Ameren as discussed above. Utility Subsidiaries may further maintain back up lines of credit in an aggregate principal amount not to exceed the amount of authorized commercial paper. Borrowings under commercial paper and credit lines authorized under this section (a), will not exceed in the aggregate $575,000,000 for UE, $125,000,000 for CIPS or $60,000,000 for EEI to be
outstanding at any one time.

          b.   Credit Lines

     Credit lines may be set up for use by UE in the aggregate amount of $425,000,000, by CIPS in the aggregate amount of $125,000,000 and by EEI in the aggregate amount of $35,000,000 for general corporate purposes as described in
Item 1.D. above in addition to credit lines to support commercial paper as described in subsection (a) above. Utility Subsidiaries would borrow and repay under such lines of credit from time to time as it was deemed necessary or appropriate. Borrowings under credit lines authorized under this section will not exceed $425,000,000 for UE, $125,000,000 for CIPS or $35,000,000 for EEI to
be outstanding at any one time.

          c.   Interest Rate Swaps

     The Utility Subsidiaries request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements to the extent the same are not exempt under Rule 52, and in notational (i.e., principal) amounts aggregating not in excess of the amount of debt outstanding at any one time. Each Utility Subsidiary may employ interest rate swaps as a means of managing risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption. Utility Subsidiaries request authority to make and continue use of financial hedging instruments in connection with natural gas procurement and other Utility operations. Utility Subsidiaries will not engage in speculative transactions.

     Ameren represents that it will comply and cause the Utility Subsidiaries to comply with the provisions of FAS No. 80 as it relates to interest rate swaps. Ameren represents that the overall guidelines, parameters and controls applicable to any swap or hedging transaction ("Derivative Guidelines") Ameren proposes to enter shall be approved in writing by resolution of the Board of Directors of Ameren. Further, two separate independent committees composed of senior executive management personnel shall be formed to implement and monitor Derivative Guidelines. One committee will approve swap or hedging transactions; while the other committee shall oversee and ensure compliance with the Derivative Guidelines for specific transactions. In addition, Ameren represents that it will enter into swaps or hedging transactions only with counterparties whose senior debt ratings, or the senior secured debt ratings of the parent companies of such counterparties, as published by Standard and Poor's Ratings Group, are greater than or equal to BBB+, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps. To the extent Ameren must rely on the creditworthiness of parent companies, Ameren will obtain guarantees from the parent companies of the counterparties.

     3.   External Non-Utility Subsidiary Financings
          ------------------------------------------

     The Non-Utility Subsidiaries are engaged in and expected to continue to be active in the development and expansion of their existing energy related or otherwise functionally related, non-utility businesses in the Ameren system. As such, they will require the ability to engage in financing transactions that are commonly accepted for such types of investments. Such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

     4.   Intra-System Financings for Non-Utility Subsidiaries
          ----------------------------------------------------

          a.   General

     Ameren may finance certain of its Non-Utility Subsidiaries and certain Non-Utility Subsidiaries may finance other Non-Utility Subsidiaries in the form of open account advances, long-term loans, and/or capital stock purchases, agreed to by Ameren or the lending Non-Utility Subsidiary as the case may be. Open account advances will provide funds for general corporate purposes and other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and/or cash generated internally. Ameren or the lending Non-Utility Subsidiary will determine, at its discretion, how much financing to give each borrowing Non-Utility Subsidiary as its needs dictate. Such financings will be exempt pursuant to Rule 45. Ameren's or the lending Non-Utility Subsidiary's long-term loans to, and purchase of capital stock from, such borrowing Non-Utility Subsidiaries will provide financing for their capital expenditures, and will be exempt transactions under Rule 52.

          b.   Guarantees

     Ameren requests authorization to enter into guarantees, obtain letters of credit, enter into guaranty type expense agreements or otherwise provide credit support with respect to the obligations of its Non-Utility Subsidiaries as may be appropriate to enable such system companies to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $300,000,000 outstanding at any one time. Such credit support may be in the form of committed bank lines of credit.

     In addition, authority is requested for the Non-Utility Subsidiaries to enter into arrangements with each other similar to that described with respect to Ameren above, in an aggregate principal amount not to exceed $50,000,000 outstanding at any one time, except to the extent that the same are exempt pursuant to Rule 45.

     The limits on guarantees and other credit support obligations described above are not to be included in the aggregate respective limits applicable to external financings or the limits on intra system financing requested elsewhere herein.

     5.   Changes in Capital Stock of Subsidiaries
          ----------------------------------------

     The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Ameren or other immediate parent company during the Authorization Period cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use other forms of capital stock. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to increase the amount or change the terms of any such Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Ameren or other immediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par and no-par stock, without additional Commission approval.

     6.   Exempt Wholesale Generators and Foreign Utility Companies
          ---------------------------------------------------------

     The proceeds of any security sold under the authority sought hereunder will not be used to acquire any exempt wholesale generator of foreign utility company within the meaning of Rule 54. Accordingly, Applicants represent that all applicable provisions of Rule 53 are satisfied because Ameren currently has no investments in exempt wholesale generators or foreign utility companies.

     7.   Existing Financing Arrangements
          -------------------------------

     The existing financing arrangements of the Utility Subsidiaries are referred to in Exhibit D-1 attached hereto.

     8.   Other Securities
          ----------------

     It may become necessary or desirable during the Authorization Period for Ameren and the Subsidiaries to issue and sell to associate and nonassociate companies, other types of securities that are not exempt under rules 45 and 52 to minimize financing costs or to obtain new capital under changing market conditions. Applicants request that the Commission reserve jurisdiction over the issuance and amount of Other Securities pending completion of the record.

     9.   Reports
          -------

     Applicants will file with the Commission certificates pursuant to Rule 24 on a quarterly basis, beginning the first calendar quarter after the date of the Commission's Order in this matter, within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, or year end, to report transactions authorized under the Act by such Order, and setting forth: (1) the purchase price per share and the market price per share of any sales of common stock by Ameren as of the date of the agreement of sale; (2) the total number of shares of Ameren common stock issued or acquired during the quarter, under Ameren's (i) DRIP and (ii) Plans, including the Ameren LTIP as defined in the LTIP U-1 and including those plans contemplated by, but adopted after, such Order; (3) if a parent company guarantee is issued during the quarter, the name of the parent company, the name of the subsidiary and the amount, terms and purpose of the guarantee; (4) the amount and terms of any short-term debt issued by Ameren during the quarter; (5) the amount and terms of any financings consummated by any Utility Subsidiary during the quarter, which are not exempt under rule 52 under the Act; (6) the amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter which financings are not exempt under rule 52; (7) a list of the Forms U-6B-2 filed with the Commission during the quarter, including the name of the filing entity and the date of the filing; (8) consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Ameren, that has engaged in financing transactions during the quarter; and (9) future registrations statements filed under the Securities Act of 1933, as amended, with respect to securities that are the subject of this Application (to be filed or incorporated by reference as exhibits to the next rule 24 certificate).

Item 2.   Fees, Commissions and Expenses
          ------------------------------

          Estimated Legal Fees
          and Expenses                  $35,000

          Estimated Miscellaneous
          Expenses                      $ 5,000
                                        -------

                    Total               $40,000

Item 3.   Applicable Statutory Provisions
          -------------------------------

     Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 42, 43, 45 and 52 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision or the rules or regulations other than those specifically set forth herein, request for such authorization, approval or exemption is hereby made.

Item 4.   Regulatory Approvals
          --------------------

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions. If any such agency obtains jurisdiction over any of the proposed transactions, any orders obtained will be promptly filed with the Commission.

Item 5.   Procedure
          ---------

     The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application as soon as possible specifying a date not later than the date of the Commission's order for the Merger U-1, as the date which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit I-1.

     Without prejudice to its right to modify the same if a hearing should be ordered on this Application, Ameren hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

     1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     2. The Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

     3. There should not be a 30 day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

Item 6.   Exhibits and Financial Statements
          ---------------------------------

A.   Exhibits (All previously filed except as noted)
     --------

     A-1    Restated Articles of Incorporation of Ameren
     B-1    Form of Credit Agreement for Ameren, UE, CIPS and EEI
     B-2    Form of Commercial Paper Agreements for Ameren, UE and CIPS
     B-3    Form of Standard Purchase Agreement -- Ameren Common Stock
     D-1    Existing Orders of FERC authorizing short-term debt of UE, CIPS and EEI
     F-1.1  Preliminary Opinion of Counsel
     F-1.2 Final "Past Tense" Opinion of Counsel (To be filed by Amendment) F-2.1 Preliminary Opinion of Counsel (Jones, Day, Reavis & Pogue)
     F-2.2  Final "Past Tense" Opinion of Counsel (Jones, Day, Reavis &
            Pogue) (To be filed by Amendment)
     G-1    Financial Data Schedule
     H-1    Ameren Corporation Current Report on Form 8-K/A dated January 12,
            1998 ("Ameren Form 8-K")
     I-1    Proposed Form of Notice
     J-1    Financial Data Schedule (Exhibit 27) (filed herewith)

B.   Financial Statements
     --------------------

     FS-1 Ameren Supplemental Consolidated Balance Sheet as of September 30, 1997 and Supplemental Consolidated Statements of Income and Supplemental Consolidated Condensed Statement of Cash Flows for the nine months ended September 30, 1997 (see Ameren Form 8-K (Exhibit H-1 hereto))

     FS-2 Ameren Supplemental Consolidated Balance Sheet at December 31, 1995 and 1996 and Supplemental Consolidated Statement of Income and Supplemental Consolidated Statement of Cash Flows for the three years ended December 31, 1996 (see Ameren Form 8-K (Exhibit H-1 hereto))

     FS-3 Ameren Corporation Pro Forma Balance Sheet and Pro Forma Statement of Income, Union Electric Company Pro Forma Balance Sheet and Pro Forma Statement of Income, Central Illinois Public Service Company Pro Forma Balance Sheet and Pro Forma Statement of Income and Electric Energy, Inc Pro Forma Balance Sheet and Pro Forma Statement of Income in each case at September 30, 1997 and for the 12 months then ended, adjusted to reflect the financings described herein. (Filed Herewith)

Item 7.   Information as to Environmental Effects
          ---------------------------------------

     None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have each duly caused this amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Ameren Corporation
                                    Union Electric Company
                                    Ameren Services Company
                                    Union Electric Development Corporation
                                    Central Illinois Public Service Company
                                    CIPSCO Investment Company
                                    Electric Energy Incorporated

Dated: March 12, 1998               By:    /s/ James C. Thompson
                                           ------------------------------
                                    Name:  James C. Thompson
                                    Title: Authorized Signatory

                                 EXHIBIT INDEX


----------------------------------------------------------------------
Exhibit Number      Description                    Method of Filing
----------------------------------------------------------------------
J-1 (Exhibit 27)    Financial Data Schedule        Electronic Herewith
----------------------------------------------------------------------
FS-3                Ameren Corporation Pro Forma   Electronic Herewith
                    Balance Sheet and Pro Forma
                    Statement of Income, Union
                    Electric Company Pro Forma
                    Balance Sheet and Pro Forma
                    Statement of Income, Central
                    Illinois Public Service Company
                    Pro Forma Balance Sheet and
                    Pro Forma Statement of Income
                    and Electric Energy, Inc
                    Pro Forma Balance Sheet and
                    Pro Forma Statement of Income
                    in each case at September 30,
                    1997 and for the 12 months then
                    ended, adjusted to reflect the
                    financings described herein.
----------------------------------------------------------------------

                                       14